Exhibit 4(g)

[P. O. Box 2606; Birmingham, Alabama 35202]
Protective Life Insurance Company	[1-800-866-9933]
A Stock Company	State of Domicile - [Tennessee]

ALLOCATION BY INVESTMENT CATEGORY ENDORSEMENT

We have issued this endorsement as a part of the Policy to which it is attached.  While this endorsement is in force, your policy allocation is restricted by the Allocation by Investment Category (“AIC”) guidelines.

Allocation by Investment Category:  The AIC guidelines divide the Investment Options into categories and specify the range of percentages that must be allocated to each category.  Within each category, you select the investment options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted.  The AIC guideline categories and percentage ranges on the Effective Date are shown on the Policy Schedule.  Investment options in each category as of the Effective Date are shown in the application.

We may change the AIC guidelines from time to time by notifying you in writing at the address contained in our records.  If we do change the AIC guidelines, we will not require you to re-allocate your Policy Value.  We will continue to apply Premium Payments you remit without allocation instructions according to the allocation established before the AIC guidelines changed.

However, allocation instructions that accompany a Premium Payment and instructions to transfer Policy Value among the Investment Options change the allocation as of the Valuation Period during which we receive the instruction, must meet the AIC guidelines in effect at that time.  Anytime the allocation changes, we re-allocate the Policy Value according to the new allocation.  Premium Payments applied to the Policy after that date, will be made according to that allocation until you send a subsequent instruction that changes the allocation and that satisfies the AIC guidelines then in effect.

In addition to the re-allocation of Policy Value that occurs each time the allocation is changed, we rebalance the Variable Account Value to the current allocation semi-annually based on the Effective Date, unless you instruct us to rebalance quarterly or annually.

Amounts transferred to the Loan Account for a Policy Loan and amounts deducted from the Policy Value to satisfy a withdrawal request are deducted from the Investment Options in the same proportion that the value of each bears to the total Policy Value on that date.  We will automatically rebalance the Variable Account after each loan or withdrawal.

Impact on Lapse Protection:  If at any time the AIC guidelines are not met, any lapse protection provisions contained within the Policy, or any endorsement attached to the Policy will terminate and may not be reinstated.

Termination:  This endorsement terminates when the Policy to which it is attached terminates.

Reinstatement:  If the Policy to which this endorsement is attached is reinstated according to the applicable Policy provisions, this endorsement will also be reinstated.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

[ABCDEF]

[Deborah J. Long]

[Secretary]